          LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbrrapa@comcast.net

Telephone 954-344-0809

Facsimile 928-569-8195

March 22, 2007

Ms. Barbara Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

GlobalTel, Inc. ( the “ Company”)

Amendment No. 1 to Registration Statement on Form SB-2

Filed August 8, 2006

File No. 333-135585

Dear Ms. Jacobs:

Reference is made to your letter of September 5, 2006 with respect to Amendment No. 1 to the Company’s registration statement. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. Paragraph numbers 34 through 37 will be responded to directly by the Company. The factual basis for the following responses was provided to us by the Company.

The changes and revisions described in this letter refer to Amendment No. 2 to the Company’s registration statement on Form SB-2.

General

1.

The cover page of the prospectus has been revised to include the following disclosure:

Until such time, if any, as our shares become quoted on the OTC Bulletin Board, the price at which shares sold by the selling stockholders other than Interactive Media Technologies, Inc. will be $.25 per share. If our shares become quoted on the OTC Bulletin Board, those selling stockholders may sell their shares in one or more transactions on the over-the-counter market, in negotiated transactions, or through a combination of those methods of distribution, at prices related to prevailing market prices or at negotiated prices.

REISMAN & ASSOCIATES, P.A.

Ms. Barbara Jacobs, Assistant Director

March 22, 2007

Similar disclosure has been inserted under the caption “Plan of Distribution.” Disclosure of the foregoing has not been added to the risk factors section because the purchasers of shares sold by the selling stockholders in accordance with the plan of distribution described in the prospectus will not be subject to the fixed price restriction.

The registration fee with respect to the shares to be offered by the selling stockholders has been recalculated based upon the initial public offering price thereof, i.e., $.25 per share. The registration fee with respect to the 812,500 shares underlying outstanding warrants has been calculated based upon the initial public offering price of $.25 per share in accordance with the provisions Rule 457(g)(2). In this connection, please note that the offering of the shares underlying the warrants is intended to be a primary offering. The registration fee with respect to the 7,102,925 shares to be distributed by Interactive Media Technologies, Inc. to its shareholders has been calculated pursuant to the provisions of Rule 457(c).

2.

As stated above, the registration fee with respect to the 812,500 shares underlying outstanding warrants has been calculated based upon the initial public offering price of $.25 per share in accordance with the provisions Rule 457(g)(2).

3.

Because the recipients of the shares to be distributed by IMT are not subject to the fixed price restriction, that offering has been distinguished from the other offerings.

4.

The material terms of the warrants are described under the caption “Plans of Distribution.”

5.

Updated financial statements, related disclosure ands consent have been included in Amendment No. 2.

REISMAN & ASSOCIATES, P.A.

Ms. Barbara Jacobs, Assistant Director

March 22, 2007

Prospectus Cover Page

6.

The Company believes that its disclosure has been limited to the requisite information.

Prospectus Summary

7.

The disclosure has been expanded as you requested.

8.

The following sentence has been added to the risk factor entitled “If  IMT were to stop terminating traffic for us, our business would be severely adversely impacted:” “Our operational dependence upon IMT is critical because most other carriers will not agree to terminate our calls because of our small size.” In addition, a new risk factor entitled “Until such time, if any, that we are able to establish direct relationships with carriers other than IMT, we will have difficulty providing competitive rates at satisfactory margins.”

The website you cited is owned by IMT and not the Company and the Company has no control over that website. The Company has advised IMT, however, that the Company is not a division of IMT. Mr. Williams is no longer an officer or director of the Company.

9.

The Company’s net loss in the last two years as well as its cumulative net loss have been disclosed.

Corporate Information

10.

Because any information contained in, or that can be accessed through, the Company’s website is not part of the prospectus, the Company has chosen not to include its website address in the prospectus.

Risk Factors

11.

The following sentence has been added to the introductory paragraph: “We believe that all material risks are disclosed under this caption.”

If Interactive Media Technologies were to stop terminating traffic for us….

12.

Disclosure of the following has been made:

•

Customers initiate (originate) calls to the Company’s VoIP softswitch via the Internet and once the switch receives the call it must be sent (terminated) to the number the customer is calling.

REISMAN & ASSOCIATES, P.A.

Ms. Barbara Jacobs, Assistant Director

March 22, 2007

•

If IMT were to stop terminating traffic, the Company’s business would be severely adversely impacted because it would not be able to complete its customers’ calls.

•

The Company’s operational dependence upon IMT is critical because most other carriers will not agree to terminate the Company’s calls because of its small size.

We may be unable to successfully integrate any products, technologies ….

13.

The following sentence has been added to this risk factor: “Because of our limited financial and managerial resources, any acquisition we make may require additional personnel and the attention of our management to the acquisition.”

Forward Looking Statements

14.

The Company is aware of Rule 408 as well as the guidance provided by Item 10(d) of Regulation S-B and more specifically with the final sentence of paragraph (d)(3) of such Item 10.

Dilution

15.

The Company is not offering its shares at a fixed price of $.25 per share. That price is the initial offering price of the shares to be offered by selling stockholders. The Company is, however, offering 812,500 shares underlying outstanding warrants. The dilution disclosure has, therefore, been prepared assuming the exercise of the warrants.

Management’s Discussion and Analysis

16.

The disclosure has been revised and the Company believes that it has provided the information referred to in Item 303(b) of Regulation S-B.

17.

The Company believes that it has adequately discussed the events, trends, risks and uncertainties that its management  views as most critical to the Company’s revenues, financial position, liquidity, plan of operation and results of operations.

18.

Disclosure has been made, inter alia, of the Company’s monthly negative cash flow as well as the amount of capital needed to discharge current liabilities and cover the negative cash flow under the sub caption “Liquidity and Capital Resources.” In addition a table quantifying the Company’s contractual obligations to a related party has been added.

REISMAN & ASSOCIATES, P.A.

Ms. Barbara Jacobs, Assistant Director

March 22, 2007

Our Business

19.

The Company believes that the disclosure in this section and throughout the prospectus clearly describes the current status of its business operations, its proprietary technology and its products and services. More specifically, the following disclosure is included in the prospectus:

•

Substantially all of the Company’s terminations are handed off to IMT, which terminates the calls with carriers of its choice.

•

During the fiscal year ended September 30, 2006 and as of March 12, 2007, IMT terminated approximately 95% and 93% of the Company’s traffic, respectively..

•

During the fiscal year ended September 30, 2006 and the quarter ended December 31, 2006, one of the Company’s commissioned sales agents, who is also an employee of IMT, accounted for approximately 80% and 82 % of revenues, respectively, through sales made to his customers and by obtaining other sales agents and resellers. That individual may terminate his relationship with the Company without penalty. Neither IMT nor that individual is obligated to assist the Company in finding or maintaining any sales agents or resellers. The foregoing disclosure is made in a risk factor captioned “Because a significant portion of revenues has been generated through the efforts of one individual, the loss of that individual would cause the Company  to be materially negatively impacted.”

•

During fiscal year ended September 30, 2006, two resellers accounted for approximately 24% and 8% of revenues, respectively. During the quarter ended December 31, 2006, two resellers accounted for approximately 35% and 7% of revenues, respectively. The foregoing disclosure is made in a risk factor captioned “Because a significant portion of our revenues has been generated through a small number of independent sales agents and resellers, the loss of any of them would cause us to be materially negatively impacted.”

The Company believes that each activity that is essential to the functioning of its business and the distribution of its products and services has been adequately disclosed and has indicated which steps are provided by the Company and which are delegated to third parties. As an example, the prospectus discloses that the Company does not employ any engineers or technical personnel and outsources substantially all of its technical and service functions.

REISMAN & ASSOCIATES, P.A.

Ms. Barbara Jacobs, Assistant Director

March 22, 2007

The Company does not have any material contracts with customers, suppliers or distributors, other than contracts with IMT, each of which is described.

The Company believes that quantitative as well as qualitative disclosure has been made whenever possible and to the extent it is material.

Marketing

20.

The website you have cited does not belong to the Company nor any of its affiliates. The Company believes that the website is owned by a customer of IMT. The Company presently has operations, agents, resellers or customers in The Bahamas, Bahrain, Barbados, Belize, Brazil, Brunei, Canada, Cape Verde, Columbia, Darussalam, Denmark, Dominican Republic, Ecuador, Fiji, Gabon, Honduras, India, Japan, Kuwait, Lebanon, Mali, Mexico, Nepal, Nigeria, Oman, Qatar, Saudi Arabia, Senegal, South Africa, Turkey, United Arab Emirates, United Kingdom, United States and Zambia.

Customer Service

21.

The Consulting Agreement with Cofrec, Inc. has been filed as an exhibit.

Intellectual Property

22.

The Company’s license from PortaOne, Inc. has been described and has been filed as an exhibit.

Regulation

23.

The discussion has been revised and shortened

Management

24.

The promoters have not been named because the Company has not had a promoter within the past five years.

REISMAN & ASSOCIATES, P.A.

Ms. Barbara Jacobs, Assistant Director

March 22, 2007

Executive Compensation

25.

The disclosure has been revised as you requested.

Security Ownership of Certain Beneficial Owners and Management

26.

The information has been updated.

27.

Footnote (6) has been deleted.

Description of Common Stock

28.

The percentage of beneficial ownership has been corrected.

29.

The control-share acquisitions provisions of the Florida Business Corporation Act has been explained in greater detail. Disclosure has been made that the Company is now subject to those provisions.

The Selling Stockholders

30.

Disclosure has been as to how the selling stockholders acquired their shares.

31.

The identity of the individuals that have voting and dispositive powers of the shares held by legal entities has been disclosed.

32.

Disclosure has been made that the Company has been advised by the selling stockholders that none of them is a registered broker-dealer or an affiliate of a registered broker-dealer.

Legal Proceedings

33.

The duplicative information has been removed.

Part II – Information Not Required in Prospectus

Exhibits

38.

The warrant agreements are not being filed as exhibits because they do not define the rights of holders of the equity securities that the Company is registering. See Item 601(b)(4)(1) of Regulation S-B.

REISMAN & ASSOCIATES, P.A.

Ms. Barbara Jacobs, Assistant Director

March 22, 2007

Recent sales of Unregistered Securities

39.

Disclosure has been made that each of the purchasers was, at the time of the purchaser’s respective purchase, an accredited investor, as that term is defined in Regulation D under the Securities Act of 1933, and had access to sufficient information concerning the Company and the offering.

Signatures

40.

The principal accounting officer has signed the registration statement in such capacity.

If you have any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman